UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RadView Software Ltd.
(Name of Issuer)

Ordinary shares, NIS 0.01 par value per share
(Title of Class of Securities)

M81867109
(CUSIP Number)

Fortissimo Capital Fund
14 Hamelacha Street
Park Afek, Rosh Ha'ayin ISRAEL 48091
Telephone: 972 (3) 915-7400
Attention: Marc Lesnick
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 18, 2006
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81867109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 58,958,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 70,416,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,562,498**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 45,525,682 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities (as defined below) on August 18, 2006, which investment is described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 6 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Fortissimo Entities and does not include the Co-Investor Shares.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 58,958,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 70,416,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,839,126**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 45,525,682 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities (as defined below) on August 18, 2006, which investment is described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 6 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 58,958,333*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 70,416,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,391,623**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 45,525,682 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities (as defined below) on August 18, 2006, which investment is described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 6 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 58,958,333*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 70,416,666*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,749**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 45,525,682 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities (as defined below) on August 18, 2006, which investment is described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 6 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

This Schedule 13D is being filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of ordinary shares, NIS 0.01 par value per share (“Ordinary Shares”), of RadView Software Ltd.

Item 1.	Securities and Issuer

The class of equity securities to which this statement relates is Ordinary Shares of RadView Software Ltd. (the “Issuer”), an Israeli corporation, whose principal executive offices are located at 2 Habarzel St., Tel Aviv, Israel.

Item 2.	Identity and Background

FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in technology companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2006, the Issuer executed a share purchase agreement and a convertible loan agreement with the Reporting Persons and the Co-Investors, for an initial investment of $1.5 million (the “Initial Closing”), consisting of $750,000 for the purchase of 25,000,000 convertible Series A Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a convertible loan, of which up to $500,000 has been or would be provided under the existing bridge loan with the Reporting Persons (together, the “Financing Transactions”). The Financing Transactions closed on August 18, 2006.

Each Reporting Person invested the following amounts pursuant to the Initial Closing:

FFC-Israel - $506,090
FFC-Israel-DP - $36,346
FFC Cayman - $20,063

Warrants. Under the share purchase agreement, the Reporting Persons and the Co-Investors also received warrants to purchase 18,750,000 Series B Preferred Shares at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance.

Convertible Loan Agreement. In addition to the investment, the Reporting Persons and the Co-Investors provided the Issuer with the convertible loan for an aggregate amount of $750,000. The convertible loan bears interest at 8.0% per annum. The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into Series A Preferred Shares at a conversion price of $0.03 per share. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter.

The Series A Preferred Stock and Series B Preferred Stock are each convertible into Ordinary Shares on a one for one basis.

The Reporting Persons and Shem Basum Ltd., an Israeli company, having its address at 8 Hanna Senesh St., Kfar Saba, Israel (“Shem Basum”); Mr. Yehuda Zisapel, an individual having his address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“Zisapel”) and Michael Chill, an individual having his address at 210 West 89th Street Apt. 4-N, New York, NY 10024, U.S.A. (“Chill”; and together with Shem Basum and Zisapel, the “Co-Investors” ) have entered into a shareholders agreement (the "Shareholders Agreement"), pursuant to which Shem Basum and Chill have agreed to vote in accordance with the Reporting Persons, except with respect to related-party transactions and matters that adversely and disproportionately affect the Co-Investors rights and entitlements, as compared to those of the Reporting Persons. Shem Basum and Chill each granted FFC-GP an irrevocable proxy for such purpose. In addition, the Shareholders Agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of Ordinary Shares. Together the Reporting Persons and the Co-Investors beneficially hold approximately 77% of the Issuer’s outstanding Ordinary Shares. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the Fortissimo Entities together with the Co-Investors are deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

FFC-Israel, FFC-Israel-DP and FFC Cayman are each parallel private equity funds that invest in growth oriented technology companies. The investors in the aforementioned funds are financial institutions and high net worth individuals.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Two individuals affiliated with the Reporting Persons are currently serving as directors on the Issuer’s Board of Directors. In addition, Yochai Hacohen, a partner in Fortissimo, currently serves as interim-CEO, and the Company is searching for a permanent CEO.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a) - (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	Number of Convert. Loan Shares	Total	% beneficially owned *
FFC-GP	18,749,999	14,062,500	18,749,999	51,562,498	64.6%
FFC-Israel	16,869,681	12,652,261	16,869,681	46,391,623	61.8%
FFC-Israel -DP	1,211,545	908,659	1,211,545	3,331,749	6.9%
FFC Cayman	668,773	501,580	668,773	1,839,126	3.9%

*Calculated on the basis of 45,525,682 ordinary shares outstanding following the closing of the investment of the Fortissimo Entities on August 18, 2006, which investment is described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. Percentage beneficially owned includes Ordinary Shares underlying warrants to purchase Ordinary Shares exercisable within 60 days and Ordinary Shares issuable upon conversion of a convertible loan, convertible within 60 days.

Each Reporting Person has shared voting power over 58,958,333 Ordinary Shares and shared dispositive power over 70,416,666 Ordinary Shares. No Reporting Person has sole voting power or sole dispositive power over Ordinary Shares. Pursuant to the Shareholders Agreement, the number of Ordinary shares for which there is shared voting power and shared dispositive power includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.42%; FFC-Israel-DP- 7.97%; and FFC Cayman - 2.61%.

FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

(c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On April 4, 2006, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the share purchase agreement described in Item 3 above, pursuant to which it made an investment in the Issuer. In connection with the share purchase agreement, the parties thereto also entered into a registration rights agreement, dated August 18, 2006, pursuant to which the Issuer undertook to register the Ordinary Shares acquired by the Reporting Persons.

On April 4, 2006, the parties entered into a Convertible Loan Agreement as described above.

On July 26, 2006, the parties entered into an Amended Convertible Loan Agreement.

In addition, on August 18, 2006, as part of the Financing Transactions, the Issuer entered into a management services agreement with FFC-GP. Pursuant to the management services agreement, FFC-GP, through its employees, officers and directors, provides management services and advises and provides assistance to the Issuer’s management concerning the Issuer’s affairs and business.

In consideration of the performance of the management services and the board services, the Issuer agreed to pay to FFC-GP (i) an annual management fee of $50,000, payable in quarterly installments; and (ii) an additional management fee payment of $70,000 payable at the end of the fiscal year, commencing in 2006, in the event that the Issuer is profitable in such fiscal year, and provided however, that any payment of such additional management fees shall be payable only out of profits of the Issuer of such fiscal year.

The management services agreement would become effective upon the Initial Closing and would not be able to be terminated for so long as the Board of Directors includes at least three Preferred Directors, as described below.

On August 17, 2006, FFC GP, on behalf of the other Reporting Persons entered into the Shareholders Agreement with the Co-Investors.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, by and among the Reporting Persons dated August 28, 2006.

2.	Share Purchase Agreement dated as of April 4, 2006 between the Issuer and FFC GP (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).

3.	Form of Warrant (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).

4.
Management Services Agreement dated as of August 18, 2006 by and between the Issuer and FFC GP on behalf of the Fortissimo Entities (Incorporated by reference to Appendix F to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).

5.	Registration Rights Agreement dated as of August 18, 2006 (Incorporated by reference to Appendix E to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).

6.	Shareholders Agreement, between FFC-GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and the Co-Investors, dated August 17, 2006.

7.	Convertible Loan Agreement dated April 4, 2006 (Incorporated by reference to Appendix D to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)

8.	Amended Convertible Loan Agreement dated July 26, 2006.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2006

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

____________________________

Yuval Cohen, Director

JOINT FILING AGREEMENT

Joint Filing Agreement dated as of August 28, 2006 by and among Fortissimo Capital GP, L.P.; Fortissimo Capital Fund (Israel), L.P.; Fortissimo Capital Fund (Israel-DP), L.P.; and Fortissimo Capital Fund, L.P. (collectively, the "Parties").

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the series A preferred shares, nominal value of NIS 1.00, of Radview Software Ltd. beneficially owned and reported upon in the Schedule 13D to which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties files the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness and accuracy of the information concerning the other Parties, except to the extent it knows or has reason to believe that such information is inaccurate.

1. Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
        Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

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SHAREHOLDERS’ AGREEMENT

By and Among

Fortissimo Capital Fund, GP L.P.
(On behalf of the several partnerships with respect to which it serves as General Partner)

And

Yehuda Zissapel
Shem Basum Ltd.
Michael Chill

Dated: August 17, 2006

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SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS' AGREEMENT (this “Agreement”) made as of the 17th day of August 2006, by and among  Fortissimo Capital Fund, GP L.P., an exempted limited partnership organized under the laws of Cayman Islands (the “Lead Investor”), on behalf of the several parallel partnerships with respect to which it serves as the general partner and any affiliated entities thereof, whose principal offices are located at 14 Hamelacha Street, Park Afek, Rosh Haayin 48091, Israel (the “Lead Investor”), Shem Basum Ltd., an Israeli company, having its address at 8 Hanna Senesh St., Kfar Saba, Israel (“Shem Basum”); Mr. Yehuda Zisapel, an individual having his address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“Zisapel”) and Michael Chill, an individual having his address at 210 West 89th Street Apt. 4-N, New York, NY 10024, U.S.A. (“Chill”). Each of Zisapel, Shem Basum and Chill being referred to individually as a “Co-Investor”, and collectively, as the “Co-Investors”. Each of the Lead Investor, Zisapel, Shem Basum and Chill being referred to individually as a “Shareholder”, and collectively, as the “Shareholders”.

WHEREAS:

(A)
The Shareholders have entered into a Share Purchase Agreement dated April 4, 2006 (the “SPA”) with Radview Software Ltd. (the “Company”), pursuant to which the Shareholders: (i) undertook to invest (the “Investment”) an aggregate amount of US$750,000 (the “Investment Amount”) in the Company in consideration for the issuance of 25,000,000 Series A Preferred Shares of the Company, of nominal value NIS 0.01 each (the “Investment Shares”), at a price per share equal to US$0.03 (the “Price Per Share”, and the “Initial Investment”, respectively); and (ii) have the right to invest an additional amount of US$2,250,000 (the “Additional Investment Amount”) in the Company in consideration for the issuance of an aggregate of 75,000,000 Investment Shares (the “Additional Investment Shares”);

(B)
Pursuant to the SPA, the Shareholders shall also receive (i) warrants, having an aggregate exercise price equal to the Investment Amount, at an exercise price per share equal to US$0.04 (the “Warrants”), exercisable into 18,750,000 Series B Preferred Shares of the Company, of nominal value NIS 0.01 each (the “Warrant Shares”), and (ii) the right to receive, at the time of investing the Additional Investment Amount, additional Warrants having an aggregate exercise price equal to the Additional Investment Amount (the “Additional Warrants”), exercisable into a maximum of 56,250,000 Warrant Shares (the “Additional Warrant Shares”); The Investment Shares, Additional Investment Shares, Warrant Shares and Additional Warrant Shares shall be termed, collectively, the “Purchased Shares”.

(C)
The Shareholders have entered into a Convertible Loan Agreement with the Company, dated as of April 4, 2006, as amended as of July 26, 2006, providing for the extension to the Company of loans in the aggregate amount of US$270,000 (in addition to an amount of $480,000 previously extended by the Lead Investor pursuant to a Bridge Loan Agreement), convertible into shares identical to the Investment Shares at a conversion price equal to the Price Per Share (the “Convertible Loan” and “CLA”, respectively).

(D)
The parties desire to set forth provisions governing certain matters involving their rights and obligations towards each other as shareholders in the Company and in connection with and as parties to the SPA, and the CLA.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

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1. DEFINITIONSAND APPLICATION

1.1            As used herein, the following terms have the meanings set forth opposite each such term:

Affiliate
An entity controlling, controlled by or under common control with a person and if such person is an individual, then the immediate family of such individual. For the purpose of this definition of Affiliate, “control” shall mean the ability to direct the activities of the relevant entity and shall include the holding of 50% or more of the issued and outstanding share capital, voting rights or other ownership interests of such entity or the right to appoint 50% or more of the directors (or the equivalent thereof) in such entity.

Business Day	Any day other than Saturday, Sunday or a bank holiday in Israel or in the United States.

Co-Investor Securities
Any Company securities held by a Co-Investor and which were acquired by such Co-Investor pursuant to the SPA, and with respect to Shem Basum, also 1,666,666 Company securities held by it, which were acquired from Northbridge on December 30, 2005.

Disposition
The act of selling, transferring, assigning, pledging, encumbering, or otherwise disposing of (with or without consideration, voluntarily, involuntarily or by operation of law) of any transferable, assignable or disposable interest, including the irrevocable undertaking to do any of the foregoing.

Exchange Act	The United States Securities Exchange Act of 1934, as amended.

Lead Investor Securities	Any Company securities held by the Lead Investor and which the Lead Investor acquired pursuant to the SPA.

Permitted Transferee
  •  With respect to any entity: (i) an Affiliate; (ii) the limited partners and general partners of such entity; (iii) entities that manage or co-manage, or are managed or whose account is managed by, directly or indirectly, such entity or any of its limited partners, general partners or the limited or general partners of such limited or general partners or management company.

•    With respect to an individual: spouse, parents, siblings and descendants (whether by blood or adoption and including stepchildren) and any company controlled by such individual.

•    Permitted Transferees of the Lead Investor shall also include Fortissimo Capital Fund L.P., Fortissimo Capital Fund, L.P. (Cayman Islands), Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel -DP) L.P. and any other limited partnerships or other legal entities that will generally invest, in parallel to the aforementioned partnerships and any limited partners of such partnerships.

A Permitted Transferee shall only qualify as such provided it has executed all necessary documents subjecting it to all rights, obligations and restrictions to which the transferor was subject immediately prior to the transfer thereto, including but not limited to this Agreement.

Transaction Documents	Collectively, the (i) SPA; (ii) Registration Rights Agreement (as defined in the SPA); and (iii) CLA.

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1.2         Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3         The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

1.4         Capitalized terms not defined herein shall have the meaning set forth in the SPA and/or the other Transaction Documents.

2.            PARTICIPATION IN ADDITIONAL INVESTMENT

2.1         The Lead Investor shall give the Co-Investors the option to participate, pro-rata among themselves (with no right for over-allotment), in up to a total of twenty percent (20%) of any additional equity investment in the Company (i.e. an investment not pursuant to the SPA) contemplated by the Lead Investor, on the same terms as the Lead Investor.

2.2         The Lead Investor shall give written notice to the each of the Co-Investors of the proposed investment and its terms (the “Investment Notice”). Each of the Co-Investors shall have seven (7) days following receipt of the Investment Notice (the “Investment Response Period”) to provide the Lead Investor with a written notice of exercise or waiver of its aforesaid participation right (the “Investment Exercise Notice” or “Investment Waiver Notice”, as applicable). Each Co-Investor with respect to which the Lead Investor receives no Investment Exercise Notice or Investment Waiver Notice by the end of the Investment Response Period shall be deemed to have irrevocably waived its participation rights under this Section 2.

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2A.         VOTING

2A.1       Each of Shem Basum and Chill expressly undertakes that, as a shareholder in the Company, it will vote its Co-Investor Securities (i) on any and all matters together with the Lead Investor, except for related-party transactions and matters that adversely and disproportionately affect such party’s rights and entitlements, as compared to those of the Lead Investor; and (ii) for the nomination of the directors designated by the Lead Investor to the Company’s Board of Directors. Each of Shem Basum and Chill shall grant the Lead Investor an irrevocable proxy for this purpose, in the form attached as Exhibit A hereto.

2A.2       Each of the Co-Investors re-affirms its agreement under the CLA according to which it shall not take any action to realize its security interest under the Charge Debentures (as such term is defined in the CLA) unless (i) the outstanding Loan Amount (as defined in the CLA) owed to such Co-Investor exceeds $100,000; (ii) at least 7 days prior written notice of the contemplated action was delivered to the Lead Investor, and (iii) such action received the Lead Investor’s prior written consent, which consent can be withheld for any reason or for no reason, except that no such consent from the Lead Investor shall be required subsequent to the settlement, by the Company, of the entire portion of the Loan Amount owing thereby to the Lead Investor (whether by way of repayment or conversion pursuant to Section 1.2 to the CLA).

3.            CO-SALE

3.1         For so long as the Company is a public company, the securities of which are publicly traded, and except with respect to Dispositions to Permitted Transferees, each party grants the other a co-sale right such that in the event that any of the Co-Investors or the Lead Investor (the “Selling Party”) desires to effect a Disposition of such Co-Investor Securities or Lead Investor Securities, respectively, to a third party purchaser in a private transaction (the “Private Sale”), it shall give the other party an opportunity to participate in such sale on a pro-rata basis and on identical terms.

3.2          The Selling Party shall give written notice to the other party of the proposed sale and its terms (the “Co-Sale Notice”), which other party shall have seven (7) days following receipt of the Co-Sale Notice (the “Co-Sale Response Period”) to provide the Selling Party with a written notice of exercise or waiver of its co-sale right (the “Co-Sale Exercise Notice” or “Co-Sale Waiver Notice”, as applicable). If the Selling Party receives no Co-Sale Exercise Notice or Co-Sale Waiver Notice by the end of the Co-Sale Response Period, then the other party shall be deemed to have waived its co-sale rights under this Section 3.

4.             BRING ALONG

In the event that holders of more than fifty one percent (51%) of the Purchased Shares, voting as one class, accept an offer to sell all of their shares to a third party, and such sale is conditioned upon the sale of all remaining shares of the Company to such third party, each of the Parties shall be required to sell part or all (as the case may be) of their shares in such transaction, on the same terms and conditions.

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5.            REPRESENTATIONSAND WARRANTIES

5.1           Representations and Warranties of Co-Investors.

The Co-Investors hereby, severally and not jointly, represent and warrant (with respect to sub-sections 5.1.3 and 5.1.4 only, and with respect to Shem Basum, also with respect to Section 5.1.1 and 5.1.2) to the Lead Investor as follows:

5.1.1       Shem Basum is a limited company duly organized and validly existing under the laws of the State of Israel.

5.1.2      Shem Basum has full power and authority to execute and consummate this Agreement, and no consents, authorizations or approvals of any kind are required in connection with the execution and performance of this Agreement by Shem Basum.

5.1.3      The consummation by the Co-Investor of all transactions contemplated in this Agreement and obligations related to the Transaction Documents does not violate any applicable law and will not result in any breach of, or constitute a default under, any agreement to which the Co-Investor is a party or by which it is bound.

5.1.4      This Agreement, when executed and delivered by the Co-Investor, will constitute a valid and binding obligation of the Co-Investor, enforceable against it in accordance with its terms.

5.2           Representations and Warranties of the Lead Investor.

5.2.1      The Lead Investor is a limited partnership duly formed and organized in accordance with and validly exists under, the laws of the jurisdiction in which it was so established and organized.

5.2.2      The Lead Investor has full power and authority to execute and consummate this Agreement, and no consents, authorizations or approvals of any kind are required in connection with the execution and performance of this Agreement by the Lead Investor.

5.2.3      The consummation by the Lead Investor of all transactions contemplated in this Agreement does not violate any applicable law and will not result in any breach of, or constitute a default under, any agreement to which the Lead Investor is a party or by which it is bound.

5.2.4      This Agreement, when executed and delivered by the Lead Investor will constitute a valid and binding obligation of Lead Investor, enforceable against it in accordance with its terms.

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6.            CONFIDENTIALITY

6.1          Each of the parties shall keep this Agreement and related correspondence (including the Term Sheet executed by the parties on April 4, 2006) in strict confidence, and shall not disclose to any third party the existence or terms of this Agreement and any such related correspondence without the prior written consent of the other party.

6.2          The confidentiality obligations contained in this Section 6 shall not apply to information which: (i) is in the public domain, other than as a result of a breach by a party of this Agreement; or (ii) is required to be disclosed by a party under any applicable law, rule, regulation, stock exchange rule or court order or other judicial decree, including, without limitation, the US securities laws; or (iii) is disclosed by a party to its advisors.

7.            EXPENSES

Each party shall bear its own legal and other expenses in connection with this Agreement, regardless of whether the transactions contemplated to be performed by the parties under the Transaction Documents shall have been completed or not.

8.            MISCELLANEOUS

8.1           Communications

All notices or other communications hereunder shall be in writing and shall be given in person, by registered mail (registered international air mail if mailed internationally), by an overnight courier service which obtains a receipt to evidence delivery, or by facsimile transmission (provided that written confirmation of receipt is provided) with a copy by mail, addressed as set forth below:

If to the Lead Investor	Fortissimo Capital Management Ltd 14 Hamelacha Street Park Affek, Rosh Haayin 48091 Attention: Marc Lesnick Fax: (972) 3-915-7411

With a copy to:	Amit, Pollak, Matalon & Co. NYP Tower, 17 Yitzhak Sadeh Street, 19th Floor Tel Aviv 67775 Israel Attention: Shlomo Landress, Adv. Fax: (972) 3-561-3620

If to Shem Basum:	Shai Beilis 8 Hanna Senesh St. Kfar Saba Fax: +972-9-960-1818 E-mail: shai@FormulaVentures.com

If to Chill:	Michael Chill 210 West 89th Street Apt. 4-N, New York NY 10024 Email: mchill@paramountbio.com Phone: 212-554-4211 Cell: 646-245-2457

If to Zisapel:	Yehuda Zisapel 24 Raoul Wallnberg Street Tel-Aviv 69719, Israel Fax: +972-3-6440639

With a copy to:	RAD Bynet Group Legal Department 24 Raoul Wallenberg St. Tel-Aviv 69719, Israel Attention: Yael Langer, Adv. Fax: +972-3-6498248

or such other address as any party may designate to the other in accordance with the aforesaid procedure. All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile transmission shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail (or air mail if the posting is international) shall be deemed given ten (10) days after posting.

8.2          Successors and Assignees; Assignment

   (a)       Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors,  and administrators of the parties hereto.

   (b)      Except as expressly provided elsewhere in this Agreement, none of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement; provided, however, that no assignment or transfer elsewhere permitted according to this Agreement, shall become effective unless the transferee (including any Permitted Transferee) has agreed in writing to be bound by all terms and conditions of this Agreement as if it were an original party hereto.

8.3          Delays or Omissions; Waiver

   (a)       The rights of a party may be waived by such party only in writing and specifically; the conduct of any one of the parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto. A waiver by a party in respect of a breach by the other party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

   (b)       No delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

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    (c)      All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

8.4               Amendment; Waiver

Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

8.5          Entire Agreement

This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof. The Term Sheet entered into by the parties on April 4, 2006 is hereby expressly terminated.

8.6          Severability

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by the relevant court of competent jurisdiction.

Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

8.7          Counterparts, Facsimile Signatures

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed Agreement received by a party hereto via facsimile will be deemed an original, and binding upon the party who signed it.

8.8          Governing Law and Jurisdiction

This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws. The competent courts of the city of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

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8.9          Further Actions

       At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

8.10        No Third-Party Beneficiaries

Nothing in this Agreement shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities, except as expressly provided herein.
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[Signature Page of Shareholders’ Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date herein above set forth.

FORTISSIMO CAPITAL FUND GP L.P.		SHEM BASUM LTD.

By:	Its General Partner - Fortissimo Capital (GP) Management Fund Ltd.	By:
Name:	Yuval Cohen	Name:
Title:	Director	Title:

YEHUDA ZISAPEL	MICHAEL CHILL

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AMENDMENT AND ADDENDUM DATED AS OF JULY 26, 2006
(THE“AMENDMENT”)
TO THAT CERTAIN CONVERTIBLE LOAN AGREEMENT ENTERED INTO AS OF APRIL 4, 2006

This Amendment is entered by and among Fortissimo Capital Fund GP, L.P., on behalf of the several parallel partnerships in which it serves as the General Partner (the "Lead Lender"), whose principal offices are located at 14 Hamelacha Street, Park Afek, Rosh Haayin 48091, Israel, Shem Basum Ltd., an Israeli company, having its address at 8 Hanna Senesh St., Kfar Saba, Israel (“Beilis”); Michael Chill, an individual having his address at 210 West 89th Street Apt. 4-N, New York, NY 10024, U.S.A. (“Chill” and together with Beilis and the Lead Lender, the “Accelerating Lenders”), and Radview Software Ltd., an Israeli corporation, corporate registration number 511627952, with its principal offices in Israel located at 2 Habarzel Street, Tel Aviv 69710, Israel and its principal offices in the U.S.A. located at 7 New England Executive Park, Burlington, MA 01803 (the “Borrower” or the “Company”).

RECITALS

WHEREAS,on January 26, 2006, the Lead Lender and the Borrower entered into a Bridge Loan Agreement (the “BLA”), pursuant to which the Lead Lender has agreed to advance to the Company by installments a loan in the amount of up to US$500,000, all as set forth in the BLA (principal amounts actually borrowed under the BLA and any interest accrued thereon shall hereinafter be defined as the “Bridge Loan Amount”); and

WHEREAS, the Accelerating Lenders, Mr. Yehuda Zisapel (“Zisapel”) and the Borrower have entered into a Share Purchase Agreement, dated as of April 4, 2006, pursuant to which the Accelerating Lenders and Zisapel shall make an equity investment of up to US$3,000,000 in the Company (the “SPA”); and

WHEREAS, concurrently with the entering into the SPA, the Accelerating Lenders, Zisapel and the Borrower entered into a Convertible Loan Agreement, dated as of April 4, 2006 (the “CLA”), pursuant to which the Accelerating Lenders and Zisapel shall advance to the Company a loan in the amount of US$250,000 (in addition to the US$500,000 made available to the Company under the BLA) concurrently with the SPA Closing (as such term is defined in the CLA; the aforesaid US$250,000 amount shall hereinafter be defined as the “Principal Amount”), of which the respective portions of the Accelerating Investors are set forth on Schedule 1.1 hereto (the “Accelerated Portion of the Principal Amount”); and

WHEREAS, the Accelerating Lenders and the Borrower wish to amend certain of the provisions of the CLA so that the Accelerated Portion of the Principal Amount shall be made available to the Borrower prior to the SPA Closing, all as set forth in the CLA as amended hereby, while the balance of the Principal Amount shall remain available to the Borrower from Zisapel pursuant to the original terms of the CLA.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties agree as follows:

1.	Interpretation.

The preamble to this Amendment shall be deemed an integral part hereof. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the CLA. The meaning of capitalized terms which are defined herein shall apply to such terms when used in the CLA, as amended hereby.

2.	Amendment of the CLA

The Accelerating Lenders and the Borrower hereby agree to amend the CLA, as follows:

2.1	Amendment of Section 1.1 of the CLA (Definition of Loan Date).

The provisions of Section 1.1 (a) of the CLA shall be replaced in their entirety by the following:

“Subject to the terms and conditions of this Agreement, each of the Lenders, severally and not jointly, agrees to provide to the Borrower with a loan in the amount set forth opposite the name of such Lender in Schedule 1.1 hereto, amounting in the aggregate to the Principal Amount. The Company acknowledges that it has received from the Lead Lender a total of $500,000, constituting the entire amount available for burrowing under the BLA.”

In Section 1.1(b) the reference in the first sentence to “the Loan Date (as defined below)” shall be replaced with the following text: “the Accelerated Portion Loan Date or the Remaining Portion Loan Date (each, as defined below), as the case may be”

The provisions of Section 1.1 (c) of the CLA shall be replaced in their entirety by the following:

“The respective portion of the Principal Amount of each of the Accelerating Lenders, as set forth in Schedule 1.1 hereto (the “Accelerated Portion of the Principal Amount”) shall be paid to the Borrower no later than July 27, 2006 (the “Accelerated Portion Loan Date”). Zisapel’s respective portion of the Principal Amount shall be paid to the Company concurrently with the SPA Closing (the “Remaining Portion Loan Date”)”.

2.2	Amendment of Section 1.2of the CLA.

(i)	The provisions of Section 1.2 (a) of the CLA shall be replaced in their entirety by the following:

“Unless earlier converted in accordance with the terms of Sub-Section 1.2 (b) below, the Loan Amount shall become immediately repayable in full upon the earlier to occur of: (a) the date which is thirty (30) days after the third anniversary of the Remaining Portion Loan Date; (b) at the option of a Lender with respect to such Lender’s portion of the Loan Amount, upon the occurrence of an Event of Default (as defined herein); or (c) in respect only of the Loan Amount attributable to the Accelerated Portion of the Principal Amount - in the event that (i) the SPA Closing has not taken place on or prior to August 27, 2006 or (ii) the Borrower has not adopted the Resolutions (as defined below) at the shareholders meeting, then in each of the circumstances under subsections (i) or (ii) above, by September 15, 2006, unless Borrower has received a written extension of such repayment date by an Accelerating Lender, which notice shall apply only to such Accelerating Lender’s respective portion of the Loan Amount. It is hereby clarified that concurrently with and in addition to the repayment to the Lead Lender of its respective portion of the Loan Amount, the Borrower shall repay to the Lead Lender the entire Bridge Loan Amount then outstanding.”

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(ii)	The reference to “the Loan Date” in the first line of Section 1.2(b) of the CLA shall be replaced with the following text:

“the Accelerated Portion Loan Date or the Remaining Portion Loan Date, as the case may be”.

(iii)	The reference to “the Loan Date” in the second line of Section 1.2(b) of the CLA shall be replaced the following text:

“the Remaining Portion Loan Date”.

2.3	Amendment of Section 1.5 of the CLA.

(i)	Delete in its entirety the preamble text to Section 1.5 of the CLA reading:

“On or prior to the Loan Date, Borrower shall deliver to the Lenders the following:”

(ii)	Section 1.5(a) of the CLA shall be replaced in its entirety by the following:

“Promptly following Borrower’s shareholders meeting, the Borrower shall deliver to the Lenders a copy of the resolutions of Borrower’s audit committee, Board of Directors (the “Board”) and Shareholders (collectively, the “Resolutions”), approving the execution and performance by Borrower of this Agreement and its annexes and the Charge Debentures (all, as defined below) in forms to the reasonable satisfaction of counsel to Lead Lender. In the event that the Borrower’s audit committee does not approve this Agreement, the Borrower shall repay to Beilis its respective portion of the Loan Amount with the addition of any Interest accrued thereon, within 14 days from the date of the Borrower’s shareholders meeting. Notwithstanding the above, each of the other Accelerating Lenders shall have the right (but not the obligation) to receive by assignment in writing its pro-rata portion of the Loan Amount that was extended by Beilis hereunder in consideration for payment to Beilis of such pro rata portion plus the applicable Interest. It is hereby clarified that the non-participation of Beilis in the Convertible Loan shall not affect the parties’ rights and obligations under this Agreement.

(iii)	Add the following text at the beginning of each of the provisions in Sections 1.5(b), 1.5(c) of the CLA:

“On or prior to the Accelerated Portion Loan Date, Borrower shall deliver to the Lenders…”

(iv)	Add the following text at the beginning of the provision in Section 1.5 (d) of the CLA:

“Concurrently with or prior to the SPA Closing or, in the event that the Borrower has not delivered to the Lenders the Resolutions (pursuant to Section 1.5(a) above) then no later than 10 days following the Borrower’s general meeting, the Borrower shall deliver to the Lenders…”

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2.4	Addition of Section 1.6

Add the following text as Section 1.6 of the CLA:

“1.6 [Omitted]”

2.5	Amendment to Section 1.7

In the fourth and fifth lines of Section 1.7, after the words “this Agreement” insert “as amended”

2.6	Addendum and Amendment of Section 1.8 of the CLA.

(i)	Add the following new Section 1.8(b1) after the provisions in Section 1.8 (b) of the CLA:

“(b1) For the avoidance of doubt and without derogating from the provisions of Section 1.8(d) of this Agreement it is hereby clarified that Zisapel shall not be eligible to exercise any rights he may have under the Floating or Fixed Charge Debentures prior to his payment to the Borrower of his respective portion of the Principal Amount.”

(ii)	The reference in Section 1.8 (c) of the CLA to “Loan Date” shall be replaced with the following text:

“the Accelerated Portion Loan Date”.

(ii)	Following Section 1.8(e) of the CLA, a new Section 1.8(f) shall be added as follows:

“(f) For the avoidance of doubt, in the event of full repayment of the Loan Amount pursuant to Sub-Section (c) of Section 1.2 (a) of this Agreement each of the Charges shall ipso facto expire and each of the Lenders undertakes to execute any document reasonably required by the Company to effect the deletion of such Charges from the records of any Israeli or non Israeli governmental authority with which such charges have been filed.”

2.7	Amendment of Section 3.1 of the CLA.

Section 3.1 of the CLA shall be deleted in its entirety. It is hereby agreed that: (i) the obligation of each Lender to advance such Lender’s portion of the Principal Amount is subject to receipt by the Lenders of the documents listed in Sections 1.5(b) and 1.5(c) of the CLA as amended hereby together with a counterpart signature page of this Amendment signed by all parties hereto; and (ii) the obligation of Zisapel to advance his portion of the Principal Amount is subject to his receipt (in addition to the abovementioned deliverables) of the documents listed in Sections 1.5(a) and 1.5(d) and the occurrence of the SPA Closing.

2.8	Replacement of Schedule 1.1.

Schedule 1.1 attached to the Agreement shall be replaced with the Amended Schedule 1.1 attached hereto.

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3.	Scope of this Amendment.

Except for the amendments and addendum set forth herein, no other provision of the CLA (and for the avoidance of doubt, of the BLA) is amended hereby and all such other provisions shall remain in full force and effect in accordance with their terms.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK –SIGNATURE PAGE TO FOLLOW]

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SIGNATURE PAGE OF AMENDMENT TO CONVERTIBLE LOAN AGREEMENT

IN WITNESS WHEREOF,  Borrower and Lenders have executed this Amendment as of the date set forth in the preamble.

BORROWER	LEAD LENDER

RADVIEW SOFTWARE LTD.	FORTISSIMO CAPITAL FUND GP, L.P. BY: FORTISSIMO CAPITAL (GP) MANAGEMENT LTD., ITS GENERAL PARTNER

Name:	Jaron Lotan	Name:
Title:	Chairman of the Board	Title:

Name:	Christopher Dineen
Title:	Chief Financial Officer

SHEM BASUM LTD.

Name:
Title:

MICHAEL CHILL

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Amended Schedule 1.1

Name of Lender	Principal Amount

Fortissimo Capital Fund GP, L.P. (Lead Lender)	US$ 62,500
Shem Basum Ltd. / Shai Beilis	US$ 50,000
Yehuda Zisapel	US$ 125,000
Michael Chill	US$ 12,500
Sub-total	US$ 250,000
Fortissimo Capital Fund GP, L.P. - balance of Bridge Loan*	US$ 0
Total	US$ 250,000

*	Fortissimo Capital Fund GP, L.P. has previously provided the entire US$500,000 under the Bridge Loan.

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